    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 23, 2002
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------
                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------
                               724 SOLUTIONS INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

                                 --------------
        OPTIONS TO PURCHASE COMMON SHARES, WITHOUT NOMINAL OR PAR VALUE,
          HAVING AN EXERCISE PRICE OF MORE THAN U.S.$3.00, OR MORE THAN
       CDN.$4.75 (IF DENOMINATED IN CANADIAN DOLLARS), GRANTED TO ELIGIBLE
      EMPLOYEES UNDER 724 SOLUTIONS INC.'S 1997 AND 2000 STOCK OPTION PLANS
          AND GRANTED AFTER JANUARY 15, 2001 TO ELIGIBLE EMPLOYEES UNDER
                  724 SOLUTION INC.'S TANTAU STOCK OPTION PLAN
                         (TITLE OF CLASS OF SECURITIES)
                                 --------------
                                    81788Q100
                (CUSIP NUMBER OF UNDERLYING CLASS OF SECURITIES)

                                  KAREN BASIAN
                             CHIEF FINANCIAL OFFICER
                               724 SOLUTIONS INC.
                          10 YORK MILLS ROAD, 3RD FLOOR
                                TORONTO, ONTARIO
                                     M2P 2G4
                                 (416) 226-2900

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
             NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)
                                 --------------
                                   COPIES TO:
   ROBERT S. TOWNSEND, ESQ.                           BRIAN A. LUDMER, ESQ.
    LLOYD HARMETZ, ESQ.                                  OGILVY RENAULT
   MORRISON & FOERSTER LLP                          SUITE 2100, P.O. BOX 141
    425 MARKET STREET                                   ROYAL TRUST TOWER
SAN FRANCISCO, CA 94105-2482                           77 KING STREET WEST
     (415) 268-7000                             TORONTO, ONTARIO M5K 1H1, CANADA
                                                         (416) 216-4001
                                 --------------

                            CALCULATION OF FILING FEE


      TRANSACTION VALUATION                         AMOUNT OF FILING FEE
          Not Applicable                                Not Applicable



[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: [_] Not applicable.    Filing party: [_] Not applicable.
Form or Registration No.: [_] Not applicable.  Date filed: [_] Not applicable.


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]      third party tender offer subject to Rule 14d-l.
[X]      issuer tender offer subject to Rule 13e-4.
[_]      going-private transaction subject to Rule 13e-3.
[_]      amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

ITEMS 1 - 11.

         n/a


ITEM 12. EXHIBITS

Exhibit 1. Text of Press Release issued by 724 Solutions Inc., dated January 23, 2002.

Exhibit 2.        e-mail to employees of 724 Solutions Inc.


ITEM 13.

         n/a

                                                                      EXHIBIT 1

           PRESS RELEASE OF 724 SOLUTIONS INC., DATED JANUARY 23, 2002

FOR FURTHER INFORMATION, PLEASE CONTACT:
Brooke Bulow               Stephen Rouse               Monica Zaied
Public Relations           Public Relations            Investor Relations
724 Solutions Inc.         Maverick Public Relations   724 Solutions Inc.
512.306.4206               416.640.5518                416.228.2369
bbulow@724.com             stephenr@maverickpr.com     mzaied@724.com



        724 SOLUTIONS INC. OFFERS VOLUNTARY STOCK OPTION EXCHANGE PROGRAM


         TORONTO, ON, AND AUSTIN, TX (JANUARY 23, 2002) - 724 Solutions Inc. (NASDAQ: SVNX and TSE: SVN) today announced that its board of directors has approved a voluntary stock option exchange program that will be offered to a majority of its employees, excluding directors, executive officers and other selected senior personnel.

         "724 Solutions is a team-oriented company characterized by the quality of the people in the organization. Our vision is to provide solutions to enable customers to realize value from the exploitation of the mobile Internet. To do that successfully, we need to continually strengthen the capability, knowledge and resources of our employees by retaining the best people in the industry and by fostering an environment that motivates and encourages internal collaboration where every employee is focused on the company's overall goals," said John Sims, Chief Executive Officer, 724 Solutions. "I am very proud of how the entire 724 Solutions' team has performed as we face this challenging economic environment."

         This new program will offer eligible employees the opportunity to exchange (on a one-for-one basis) certain underwater stock options (with strike prices greater than U.S.$3.00 and Cdn.$4.75) for an equal number of new options. The new options are expected to be granted in August 2002.

         The options will be granted under the terms of the 724 Solutions 2000 Stock Option Plan and will have an exercise price equal to the market price of the company's common shares on the grant date. The new options will be exercisable for a period of 10 years from the grant date and will vest 25 per cent immediately upon grant and 25 per cent on each subsequent anniversary of the date of grant.

         As of January 22, 2002, approximately 6.4 million options to purchase common shares of 724 Solutions were issued and outstanding, of which approximately 28 per cent, or 1.8 million options, are expected to be eligible for the stock option exchange program.

         The program will be offered to employees resident in Canada (other than the province of Quebec), the United States, the United Kingdom
(other than Scotland), and Germany.

         In connection with the program, 724 Solutions also announced a special grant of options to purchase an aggregate of 2.603 million common shares to its directors, most of its officers and selected senior personnel, none of whom are eligible to participate in the voluntary stock option exchange program. The options are identical, except for the grant date, to the above-mentioned options to be granted to eligible employees. All options will be granted on Monday January 28, 2002, and will have an exercise price equal to the closing market price of the company's common shares on Friday January 25, 2002.

         The company also announced a proposal to make a special grant of options to purchase an aggregate of approximately 538,000 common shares to other employees who are not eligible to participate in the voluntary stock option exchange program generally due to unique geographic or regulatory specific jurisdictions. These options would be issued at the same time as the new options are issued in the exchange program.

         FURTHER INFORMATION
         The company is filing tomorrow with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to exchange, acceptance letter and other documents. Employees, officers and directors of 724 Solutions should consult these documents (available on www.sedar.com and www.sec.gov [EDGAR]) for details, as they contain important information relating to the offer.

         ABOUT 724 SOLUTIONS
         724 Solutions (NASDAQ: SVNX; TSE: SVN) is a leading provider of mobile Internet infrastructure software and applications. It makes m-business happen globally by powering the delivery of secure mobile transactions for financial institutions and mobile operators. With dual headquarters in Toronto, Canada, and Austin, Texas, the company has development and sales offices around the world. For more information visit www.724.com.

         This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements include our statements regarding our plans to complete the offer, including the times at which we will issue new options, and our compensation plans as to our officers and employees. These forward-looking statements are subject to substantial risks and uncertainties, including the possibility that the financial accounting rules applicable to us may change, causing us to recognize significant charges in our financial statements which could reduce our reported results in future periods; changes in the trading price and the trading volume of our common shares during the program and in the period between the cancellation of the old options and the issuance of new options; corporate developments affecting 724 Solutions between the cancellation of old options and the issuance of new options; and our ability to retain our key executives, technical personnel and other employees in order to implement our business and product plans. Other risks are described in our filings with the Securities and Exchange Commission, including our annual report on Form 10-K, and our quarterly reports on Form 10-Q. These risks are also described in our filings with the Canadian Securities Administrators, including our prospectuses, material change reports, Annual Information Form and Management Information Circular. We do not undertake any obligation to update or revise this forward-looking information, except as required under applicable law.

                                      # # #

                                                                      EXHIBIT 2


                e-Mail Message to Employees of 724 Solutions Inc.


All,

This is to inform you that our board of directors has approved today, a comprehensive stock option initiative. This is regarded as a "material" event that requires disclosure to the public; therefore, a press release has been distributed, a copy of which is attached for your reference.

However, we want to provide employees with more thorough information. For that reason, by the end of the day tomorrow employees will receive detailed e-mails that will explain the stock option initiative and provide relevant documents; please read carefully the e-mail and any attached documents.

[press release]